SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 MINUTES OF THE 24th MEETING OF THE ELIGIBILITY AND ADVISORY COMMITTEE OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

On March 24, 2022, at 06:00 p.m., was held the 24th meeting of the Eligibility and Advisory Committee of the Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Agenda: Evaluation of Nominees for the Board of Directors, Fiscal Council and Audit Committee.

The members of the Company’s Eligibility and Advisory Committee, with regard to the content of the electronic mails (mmartins@sabesp.com.br), dated 03-22-22 - 10:00 p.m., 03-24-22 - 08:28 a.m., 03-24-22 - 02:33 p.m. and Agnor Áraujo Soares (agnorsoares@sabesp.com.br) dated 03-24-22 - 05:06 p.m. (from SIMA digital file 015656/2020-91) and based on the statements signed in the Registration Form, established by CODEC Deliberation 03/2018, and the documentation presented by the nominees of the Board of Directors: Mr. Mário Engler Pinto Júnior, Mr. Benedito Pinto Ferreira Braga Júnior, Mrs. Cláudia Polto da Cunha, Mr. Leonardo Augusto de Andrade Barbosa, Mr. Francisco Luiz Sibut Gomide, Mr. Luiz Eduardo Alves de Assis, Mr. Francisco Vidal Luna, Mr. Wilson Newton Mello Neto, Mr. Eduardo de Freitas Teixeira, Mr. Marcelo Munhoz Auricchio from Fiscal Council: Mr. Fábio Bernacchi Maia, Mr. Humberto Macedo Puccinelli, Mr. Ernesto Mascellani Neto, Mr. João Henrique Poiani, Mr. Edson Tomaz de Lima Filho, Mr. Marcelo Gomes Sodré, Mrs. Tarcila Reis Jordão, Mrs. Gabriella Miniussl Engler Pinto Portugal Ribeiro, Maria Elvira Lopes Gimenez and Massao Fábio Oya hereby certify that the nomination processes comply with Federal Law 13,303/2016, Federal Law 6,404/1976, State Decree 62,349/2016, the Company's Bylaws, the Company's Nomination Policy and Resolution CODEC 03/2018. Said proofs of the appointees will be filed at the Company’s headquarters. There being no more business to address, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance and signed by all attending members.

FÁBIO AURÉLIO AGUILERA MENDES

CARLA ALMEIDA

PAULA CRISTINA NASSIF ELIAS DE LIMA

1

Appointee: Mário Engler Pinto Júnior

Position: Member of the Board of Directors - Sitting member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

2

Appointee: Benedito Pinto Ferreira Braga Júnior

Position: Member of the Board of Directors - CEO

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

3

Appointee: Cláudia Polto da Cunha

Position: Member of the Board of Directors - member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

4

Appointee: Leonardo Augusto de Andrade Barbosa

Position: Member of the Board of Directors - member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

5

Appointee: Francisco Luiz Sibut Gomide

Position: Member of the Board of Directors - member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

6

Appointee: Luiz Eduardo Alves de Assis

Position: Member of the Board of Directors - independent member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

7

Appointee: Francisco Vidal Luna

Position: Member of the Board of Directors - independent member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

8

Appointee: Wilson Newton Mello Neto

Position: Member of the Board of Directors - independent member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

9

Appointee: Eduardo de Freitas Teixeira

Position: Member of the Board of Directors - independent member and Coordinator of the

Audit Committee

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

10

Appointee: Marcelo Munhoz Auricchio

Position: Member of the Board of Directors - minority shareholder member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

11

Appointee: Fábio Bernacchi Maia

Position: Member of the Fiscal Council - sitting member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

12

Appointee: Humberto Macedo Puccinelli

Position: Member of the Fiscal Council - alternate member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

13

Appointee: Ernesto Mascellani Neto

Position: Member of the Fiscal Council - sitting member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

14

Appointee: João Henrique Poiani

Position: Member of the Fiscal Council - alternate member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

15

Appointee: Edson Tomaz de Lima Filho

Position: Member of the Fiscal Council - sitting member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

16

Appointee: Marcelo Gomes Sodré

Position: Member of the Fiscal Council - alternate member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

17

Appointee: Tarcila Reis Jordão

Position: Member of the Fiscal Council - sitting member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

18

Appointee: Gabriella Miniussi Engler Pinto Portugal Ribeiro

Position: Member of the Fiscal Council - alternate member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

19

Appointee: Maria Elvira Lopes Gimenez

Position: Member of the Fiscal Council - minority shareholder member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

20

Appointee: Massao Fábio Oya

Position: Member of the Fiscal Council - minority shareholder alternate member

Assessment Roadmap	Checklist	Notes
A. General Data	Are all fields duly filled in and in compliance? ( x ) Yes ( ) No
B. Requirements	Has the appointee declared that he/she complies with all requirements? ( x ) Yes ( ) No
C. Impediments	Has the appointee declared that he/she does not fall under any impediment hypotheses? ( x ) Yes ( ) No
D. Documents

Has the appointee submitted the following documentation?

Registration Form initialed and signed

( x ) Yes ( ) No

Initialed and signed CV

( x ) Yes ( ) No

Declaration signed pursuant to CVM requirements

( x ) Yes ( ) No

Higher education diploma or proof of membership of a professional association

( x ) Yes ( ) No

Does the diploma prove academic qualification compatible with the position?

( x ) Yes ( ) No

Does the documentation certify the minimum required professional experience as indicated by the appointee in the Registration Form - Item B?

( x ) Yes ( ) No

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 6, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.